EXHIBIT O

Talley Industries Announces Agreement in Principle to Settle Stockholder Litigation

               Business Wire via Dow Jones

               PHOENIX--(BUSINESS WIRE)--Oct. 17, 1997--Talley Industries Inc. (NYSE:TAL) Friday announced today that Talley and Carpenter Technology Corp. (NYSE:CRS) had reached an agreement in principle to settle stockholder class litigation brought in the Delaware Court of Chancery, challenging the previously announced merger agreement with Carpenter.

               The terms of the settlement agreement, which must still be presented to and approved by the Delaware Court of Chancery at a settlement hearing, call for Talley to amend and supplement the disclosure contained in its Schedule 14D-9. In exchange, the plaintiffs have agreed to dismiss the actions.

               The defendants continue to deny plaintiffs' allegations and have agreed to the settlement terms in order to avoid the burden and expense of further litigation.

               The amendment is being mailed to Talley stockholders today.

               Talley Industries Inc. designs, manufactures and supplies specialized industrial, commercial and aerospace products and services, including stainless steel bar and wire rod, and high reliability electronic components. The company was a pioneer in the automotive airbag industry and is currently developing new airbag technologies.


      Contact:    Talley Industries Inc., Phoenix
                  Daniel R. Mullen, 602/957-7711


14:38 EDT   October 17, 1997